EXHIBIT (j)

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Post-Effective Amendment to Registration Statement No. 002-22019 on Form N-1A of our reports dated November 20, 2024, relating to the financial statements and financial highlights of Eaton Vance Atlanta Capital Focused Growth Fund, Eaton Vance Atlanta Capital Select Equity Fund, and Eaton Vance Atlanta Capital SMID-Cap Fund, certain of the funds constituting Eaton Vance Growth Trust (the “Trust”), appearing in the Form N-CSR of the Trust for the year ended September 30, 2024, and to the references to us under the headings “Financial Highlights” in the Prospectus and “Independent Registered Public Accounting Firm” in the Statement of Additional Information, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP

Boston, Massachusetts

January 21, 2025